March 22, 2012

Via EDGAR and EMAIL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Email: GeddesA@SEC.GOV

Attention:  David R. Humphrey

Re:	GameTech International, Inc. Annual Report on Form 10-K for the year ended October 30, 2011 Filed February 2, 2012 File No. 001-34447

Dear Mr. Humphrey:

Set forth below is the response of GameTech International, Inc. (“GameTech”) to the comment contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 13, 2012, with respect to the Annual Report on Form 10-K for the year ended October 30, 2011 (File No. 001-34447), originally filed on February 2, 2012 (the “Annual Report”).

We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Report of Independent Public Accountants, page 24

Comment:  Please have your accountants revise their report to omit the final sentence from the fourth paragraph. The language is not consistent with the language in AU 341.13. Refer also to Section 607.02 of the Financial Reporting Codification which states that financial statements will be considered false and misleading if those statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation.

Response:  Our response to the Staff’s comment is being made after an evaluation which included a review of our Annual Report as well as consultation with our independent accountants.

Our independent accountants point out that the language in AU 341.13 is merely an example intended to illustrate a single, mandated explanatory paragraph within the audit report that is prepared in accordance with the requirements set forth in AU 341.12. Sections AU 341.12-.13 do not require the use of any specific language in the mandated paragraph other than use of the phrase “substantial doubt about its (the entity's) ability to continue as a going concern [or similar wording that includes the terms substantial doubt and going concern],” nor do they preclude inserting any additional language in the explanatory paragraph (or elsewhere in the audit report) at the auditors’ discretion so long as the foregoing requirements are met. Our auditors also point out that the fourth paragraph of their report meets the requirements of AU 341.12-.13 and that the last sentence included in that paragraph is not in any way inconsistent with such requirements.

In addition, we are aware of Section 607.02 of the Financial Reporting Codification and, at the time of preparing our Form 10-K for the year ended October 30, 2011, concluded that liquidation basis accounting did not apply.

Please advise us if we need to provide you with any other information or comments.

__________________________________________________________________________________

GameTech represents to the Securities and Exchange Commission and its Staff that GameTech is responsible for the adequacy and accuracy of the disclosures in its filings.  GameTech further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, GameTech will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (775) 850-6045.

Sincerely, /s/ Andrew E. Robinson, CPA Chief Financial Officer

cc:           Allen E. Frederic, III